## Part III: Manner of Operations

### *Item 4:Hours of Operations*

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

The ATS' regular trading hours are between 9:30 a.m. and 4:00 p.m. Eastern Time (the "Regular Trading Session"). The ATS will operate pre-market trading between 7:00 a.m. and 9:30 a.m. Eastern Time (the "Early Trading Session"). Both the Regular Trading Session and Early Trading Session operate Monday through Friday according to the daily schedule set out below, with the exception of the following NYSE market holidays: New Years Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth, National Independence Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

~~The ATS will permit Subscribers to begin connecting to the ATS at 5:30 a.m. Eastern Time, and~~ Subscribers may submit orders to the ATS continuously between 6:45 a.m. and 4:00 p.m. Eastern Time. As detailed in Part III Item 7, Subscribers may designate orders submitted to the ATS on an order-by-order basis or at the session level as (i) only eligible for the Regular Trading Session or (ii) eligible for both the Early Trading and Regular Trading Sessions. Orders received without a specific instruction as to session eligibility will by default only be eligible for the Regular Trading Session. For clarity, Subscribers may submit orders designated as only eligible for the Regular Trading Session beginning at 6:45 a.m. Eastern Time.

Early Trading Session:

As noted above, Subscribers may enter orders eligible for matching in the Early Trading Session beginning at 6:45 a.m. The ATS will begin matching and executing orders in the Early Trading Session at 7:00 a.m. (i.e., first call auction for eligible orders will take place at or after 7:00 am). Orders eligible for matching during the Early Trading Session will be matched and executed in accordance with the ATS' standard logic, as detailed in Part III Item 11. Open orders, if any, following the final auction occurring during the Early Trading Session (i.e., as of 9:30 a.m.) will remain eligible for matching during the Regular Trading Session, including before the Regular Session Opening Auction (defined in Part III Item 10) for the applicable symbol. Please see Part III Item 7 for additional detail.

Regular Trading Session:

As noted above, Subscribers may enter orders eligible for matching in the Regular Trading Session beginning at 6:45 a.m. The ATS will begin matching and executing orders eligible for the Regular Trading Session at 9:30 a.m. (i.e., first call auction for eligible orders will take place at or after 9:30 am). The ATS will stop matching and executing orders at 4:00 p.m. (i.e., final call auction will take place at or before 4:00 p.m.).* Open orders, if any, will be canceled back to the relevant Subscriber.

* The ATS stops matching and executing orders at 1:00pm instead of 4:00pm on: the day prior to observed Christmas Day, the day prior to observed Independence Day, and the day after Thanksgiving Day. ~~FIX sessions are disconnected at 2:00pm instead of 5:00pm on these days.~~

b. *Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

***Item 20: Suspension of Trading***

a. *Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.*

LIMIT-UP LIMIT-DOWN ("**LULD**"): the ATS continuously monitors LULD bands via the Securities Information Processor (SIP) consolidated feeds and does not execute trades outside of those price bands. Note that that LULD does not apply during the Early Trading Session.

As with the establishment of NBBO, the ATS processes trading halt information relative to the start of each auction - the Initialization Time per Part III Item 11(c). When news of a trading halt for a given security arrives via SIP, the ATS removes that symbol from consideration with immediate effect if an auction has not yet started, and in the next auction cycle if an auction is in progress. Expressive Orders including Target Orders for a halted security can still receive executions on Target Orders for non-halted symbols to the extent that the Bidder Logic allows. In the event that a circuit-breaker has been triggered for a given security, the ATS does not execute "short" orders in that security at the NBB unless they are marked "short exempt." Short orders that cannot execute while the circuit breaker is active are timestamped as usual but are marked ineligible for auction participation until they become executable in a subsequent auction, unless their time-in-force instructions require cancellation.

The ATS may impose additional trading halts in one or more securities if the ATS approaches trading volume thresholds in connection with Fair Access ~~or as defined in Regulation Systems Compliance and Integrity ("**Reg SCI**")~~. The Operator performs monthly reviews of trading volume in an effort to anticipate requirements for compliance with Fair Access ~~or Reg SCI~~.

ERROR CONDITIONS: The ATS may also suspend trading in one or more securities temporarily if it detects certain Error Conditions that materially impact its ability to match trades in the affected securities. These Error Conditions are defined in the Operator's Business Continuity Plan and include: loss or material degradation of communication between the matching engine and one or more PoPs; matching engine system errors; loss or material degradation of communication between market data sources and the matching engine; loss or material degradation of communication with the Trade Reporting Facility. When an Error Condition is detected, the ATS may suspend trading as follows:

1) If an Error Condition is detected between auctions, i.e. prior to a chosen Cutoff Time but after the Data Dissemination of the previous auction, the auction may be delayed until the Error Condition is resolved;

2) If an Error Condition is detected during an auction, i.e. after a Cutoff Time has elapsed but

before the subsequent Data Dissemination is complete, no executions are reported for that auction and the subsequent auction may be delayed until the Error Condition is resolved.

b. *Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes* ☐ *No*

*If no, identify and explain any differences.*